Confidential Draft No. 3, as confidentially submitted to the Securities and Exchange Commission on June 28, 2023. This amended draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-[*]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Kairos Pharma, Ltd.

(Exact name of registrant as specified in its charter)

Delaware	2834	46-2993314
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Kairos Pharma, Ltd.

2355 Westwood Blvd., #139

Los Angeles CA 90064

(310) 948-2356

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John S. Yu, M.D.

Chief Executive Officer

Kairos Pharma, Ltd.

2355 Westwood Blvd., #139

Los Angeles CA 90064

(310) 948-2356

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Megan Penick, Esq. Stephen A. Weiss, Esq. Michelman & Robinson, LLP 800 Third Avenue New York, New York 10022 Tel: (212) 730-7700	Spencer G. Feldman, Esq. Dakota J. Forsyth, Esq. Olshan Frome Wolosky LLP 1325 Avenue of the Americas 15th Floor New York, New York 10019 Tel: (212) 451-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Kairos Pharma, Ltd. has prepared this Confidential Draft No. 3 to the Registration Statement on Form S-1 (the “Additional DRS Filing”) for the sole purpose of submitting confidentially to the Securities and Exchange Commission (“SEC”) exhibits not previously submitted with Confidential Draft No. 2 to the Registration Statement on Form S-1 submitted to the SEC on June 27, 2023 (the “Original DRS”). This Additional DRS Filing is being made due to a limitation on the number of exhibits or documents that we were able to submit at one time to the Edgar servers with the Original DRS. Save for the aforementioned inclusion of additional exhibits to the Original DRS, nothing herein amends the Original DRS and the Registration Statement that accompanies it and, accordingly, such Registration Statement has not been included herein.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description

1.1**	Form of Underwriting Agreement by and between Karos Pharma, Ltd. and Boustead Securities, LLC, as representative of the underwriters.
2.1***	Agreement of Merger between Kairos Pharma, Ltd. and AcTcell Biopharma, Inc. dated November 13, 2019.
2.2***	Share Exchange Agreement between Kairos Pharma, Ltd. and Enviro Therapeutics, Inc. dated June 3, 2021.
3.1***	Certificate of Amendment of Article of Incorporation, field with Secretary of State of the State of California, dated July 15, 2016.
3.2***	Amended and Restated Articles of Incorporation of Kairos Pharma, Ltd., dated November 12, 2019 (California)
3.3***	Certificate of Conversion filed with the Secretary of State of the State of California, dated May 10, 2023.
3.4***	Certificate of Conversion from a non-Delaware corporation to a Delaware corporation pursuant to section 265 of the Delaware General Corporation Law filed with the Secretary of State of the State of Delaware, dated May 10, 2023.
3.5***	Certificate of Incorporation of Kairos Pharma, Ltd. filed with the Secretary of State of the State of Delaware, dated May 10, 2023.
3.6***	Bylaws of Kairos Pharma, Ltd. (Delaware).
4.1**	Form of Stock Certificate evidencing Shares of Common Stock of Kairos Pharma, Ltd.
4.2**	Form of Representative’s Warrant
5.1**	Legal Opinion of Michelman& Robinson LLP
10.1***	Exclusive Option Agreement between Cedars-Sinai Medical Center and Enviro Therapeutics, Inc. dated March 16, 2020 (re Depletion of Mitochondrial DNA).
10.2***	Amendment to Exclusive Option Agreement between Cedars-Sinai Medical Center and Enviro Therapeutics, Inc. dated January 11, 2021 (re Depletion of Mitochondrial DNA).

10.3***	Exclusive Option Agreement between Cedars-Sinai Medical Center and Enviro Therapeutics, Inc. dated March 16, 2020 (re Sensitization of Solid Tumors).
10.4***	Amendment to Exclusive Option Agreement between Cedars-Sinai Medical Center and Enviro Therapeutics, Inc. dated January 9, 2021 (re Sensitization of Solid Tumors).
10.5***	Exclusive License Agreement between Cedars-Sinai Medical Center and Enviro Therapeutics, Inc. dated June 21, 2021 (re Compositions and Methods for Treating Diseases and Conditions by Depletion of Mitochondrial or Genomic DNA from Circulation and for Detection of Mitochondrial or Genomic DNA).
10.6**	First Amendment to Exclusive License Agreement between Cedars-Sinai Medical Center and Enviro Therapeutics, Inc. dated April 18, 2022.
10.7**	Second Amendment to Exclusive License Agreement between Cedars-Sinai Medical Center and Enviro Therapeutics, Inc. dated October 10, 2022.
10.8***	Exclusive License Agreement between Cedars-Sinai Medical Center and Enviro Therapeutics, Inc. dated June 2, 2021 (re Sensitization of Tumors to Therapies Through Endoglin Antagonism).
10.9**	First Amendment to Exclusive License Agreement between Cedars-Sinai Medical Center and Enviro Therapeutics, Inc. dated April 18, 2022.
10.10**	Second Amendment to Exclusive License Agreement between Cedars-Sinai Medical Center and Enviro Therapeutics, Inc. dated October 11, 2022.
10.11***	Exclusive License Agreement between Cedars-Sinai Medical Center and Kairos Pharma, Ltd. (as successor to AcTcell Biopharma, Inc.) dated August 30, 2019 (re Methods of generating activated T cells for cancer therapy).
10.12*	Amendment to Exclusive License Agreement between Cedars-Sinai Medical Center and Kairos Pharma, Ltd. dated June 17, 2021 (re Methods of generating activated T cells for cancer therapy).
10.13*	Exclusive License Agreement between Cedars-Sinai Medical Center and Kairos Pharma, Ltd. dated October 1, 2017 (re Methods of use of compounds that bind to RelA of NFkB).
10.14*	Amendment to Exclusive License Agreement between Cedars-Sinai Medical Center and Kairos Pharma, Ltd. dated June 17, 2021 (re Methods of use of compounds that bind to RelA of NFkB).
10.15*	Exclusive License Agreement between Cedars-Sinai Medical Center and Kairos Pharma, Ltd. dated October 1, 2017 (re Composition and Methods for Treating Fibrosis).
10.16*	Amendment to Exclusive License Agreement between Cedars-Sinai Medical Center and Kairos Pharma, Ltd. dated June 17, 2021 (re Composition and Methods for Treating Fibrosis).
10.17*	Exclusive License Agreement between Cedars-Sinai Medical Center and Kairos Pharma, Ltd. dated March 12, 2019 (re Composition and Methods for Treating Cancer and Autoimmune Diseases).
10.18*	Amendment to Exclusive License Agreement between Cedars-Sinai Medical Center and Kairos Pharma, Ltd. dated June 17, 2021 (re Composition and Methods for Treating Cancer and Autoimmune Diseases).
10.19*	License and Supply Agreement between Tracon Pharmaceuticals, Inc., Enviro Therapeutics, Inc., and Kairos Pharma, Ltd. dated May 21, 2021.
10.20*	Form of Subscription Agreement for 6% Convertible Notes
10.21*	Form of 6% Convertible Note
10.22*	Form of Investor Rights and Lock-Up Agreement for 6% Convertible Notes
10.23**	Kairos Pharma, Ltd. 2023 Equity Incentive Plan.
10.24**	Form of Indemnification Agreement between Kairos Pharma, Ltd. and each of its directors.
21.1*	List of subsidiaries of Kairos Pharma, Ltd.
23.1**	Consent of Marcum LLP, independent registered public accounting firm.
23.2**	Consent of Michelman & Robinson LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page).
99.1*	Consent of Rosemary Mazanet M.D., Ph.D.
99.2*	Consent of Hansoo Michael Keyoung, M.D., Ph.D.
107**	Filing Fee Table

*	Filed herewith.
**	To be filed by amendment.
***	Filed previously.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on [*].

KAIROS PHARMA, LTD.

By
John S. Yu
Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John S. Yu as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Position	Date

	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)	[*]
John S. Yu

	Chief Financial Officer (principal financial and accounting officer)	[*]
Doug Samuelson

	Director	[*]
Hyun W. Bae